**TRAVELERS**

SelectOne+®

July 1, 2022

**RE:** **Insured Name:** SYNTAX ETF TRUST
**Binder Type:** Premium Only
**Product:** **INVESTMENT COMPANY BOND**
IVBB-15001 (01-16)
**Bond Number:** 107078515
**Bond Period:** April 15, 2022 to April 15, 2023
**Binder Expiration Date:** July 31, 2022

Dear MELANIE MARTIN:

On behalf of **Travelers Casualty and Surety Company of America** we are pleased to bind coverage for the following Insurance.

**INVESTMENT COMPANY BOND:**

| Insuring Agreement | Single Loss Limit of Insurance | Single Loss Deductible Amount |
|---|---|---|
| **A. FIDELITY** | | |
| Coverage A.1. Larceny or Embezzlement | $1,000,000 | $0 |
| Coverage A.2. Restoration Expenses | $1,000,000 | $10,000 |
| **B. ON PREMISES** | $1,000,000 | $10,000 |
| **C. IN TRANSIT** | $1,000,000 | $10,000 |
| **D. FORGERY OR ALTERATION** | $1,000,000 | $10,000 |
| **E. SECURITIES** | $1,000,000 | $10,000 |
| **F. COUNTERFEIT MONEY AND COUNTERFEIT MONEY ORDERS** | $1,000,000 | $10,000 |
| **G. CLAIM EXPENSE** | $10,000 | $1,000 |
| **H. STOP PAYMENT ORDERS OR WRONGFUL DISHONOR OF CHECKS** | $100,000 | $10,000 |
| **I. COMPUTER SYSTEMS** | | |
| Coverage I.1. Computer Fraud | $1,000,000 | $10,000 |
| Coverage I.2. Fraudulent Instructions | $1,000,000 | $10,000 |
| Coverage I.3. Restoration Expense | $500,000 | $10,000 |
| **J. UNCOLLECTIBLE ITEMS OF DEPOSIT** | $100,000 | $10,000 |

If *"Not Covered"* is inserted opposite any specified Insuring Agreement above, or if no amount is included, in the Single Loss Limit of

Insurance, such Insuring Agreement and any other reference thereto is deemed to be deleted from this bond.

## DISCOVERY PERIOD FOR BOND COVERAGE:

Additional Premium Percentage: 100% of the annualized premium

Additional Months:                12 months

**TOTAL ANNUAL PREMIUM -** $3,076.00

(Other term options listed below, if available)

## PREMIUM DETAIL:

| Term | Payment Type | Premium | Taxes | Surcharges | Total Premium | Total Term Premium |
|------|--------------|---------|-------|------------|---------------|--------------------|
| 1 Year | Prepaid | $3,076.00 | $0.00 | $0.00 | $3,076.00 | $3,076.00 |

## BOND FORMS APPLICABLE:

| IVBB-15001-0116 | Investment Company Bond Declarations |
| IVBB-16001-0116 | Investment Company Bond |

## ENDORSEMENTS APPLICABLE:

| IVBB-17022-1019 | New York Insurance Mandatory Regulation 209 Endorsement |
| IVBB-18023-1217 | New York Cancelation, Termination, Change or Modification Endorsement |
| IVBB-19005-0116 | Add or Delete Insureds Endorsement |
| IVBB-19028-0116 | Scheduled Single Loss Deductible Endorsement |
| IVBB-19044-0518 | Automatic Increase In Insuring Agreement A.1. Single Loss Limit of Insurance Endorsement |
| IVBB-19045-0319 | Replace General Agreement A. Organic Growth Endorsement |

## CONTINGENCIES:

*This binder is contingent on the acceptable underwriting review of the following information prior to the Binder expiration date.*

None

This binder is a conditional binder, valid until July 31, 2022.  This binder will expire on the noted date, at the noted time, unless the required underwriting information stated in the Contingencies section is provided to Travelers and then reviewed and accepted by Travelers prior to the noted expiration date and time.

This bond will not take effect unless Underwriting Information is received and satisfactorily reviewed by July 31, 2022 (Binder Expiration Date).  If you do not submit the Underwriting Information on or before the Binder Expiration Date, no bond will be issued.

## NOTES:

## NOTICES:

It is the agent's or broker's responsibility to comply with any applicable laws regarding disclosure to the bondholder of commission or other compensation we pay, if any, in connection with this bond or program.

**Important Notice Regarding Compensation Disclosure**

For information about how Travelers compensates independent agents, brokers, or other insurance producers, please visit this website: http://www.travelers.com/w3c/legal/Producer_Compensation_Disclosure.html

If you prefer, you can call the following toll-free number: 1-866-904-8348.  Or you can write to us at Travelers, Agency Compensation, P.O. Box 2950, Hartford, CT 06104-2950.

## OFFICER'S CERTIFICATE

I, Carly Arison, President of Syntax ETF Trust (the "Trust"), hereby certify that the following resolutions were approved by the Board of Trustees (the "Board") of the Trust (which is comprised of a majority of Trustees who were not considered "interested persons" as that term is defined in the Investment Company Act of 1940, as amended) via unanimous Board consent as of November 7, 2022 Board Meeting, to the adoption of the following resolutions and the filing of the same with the records of the Board's meetings:

**WHEARAS** the Board and a majority of the Independent Trustees had previously approved an annual premium payment in the amount $2,498 in connection with the renewal of a fidelity bond with Travelers Casualty & Surety ("Travelers") in the aggregate coverage amount of $1,000,000 for the period from April 15, 2022 through April 15, 2023 (the "Bond"), and

**WHEARAS** Syntax Advisors LLC (the "Advisor") received a communication indicating that Travelers had advised of an issue with the Bond renewal, specifying that a $10,000 deductible was incorrectly applied to the Larceny and Embezzlement coverage line although the applicable deductible amount needs to be $0 for compliance purposes. The necessary amendment to the deductible on this coverage line to $0 will increase the premium by an additional $578 from $2,498 to $3,076. The Trust is in receipt of a corresponding invoice for this additional premium amount.

### Approval of Supplemental Fidelity Bond Payment

RESOLVED, that the Board, and separately a majority of the Independent Trustees, in accordance with the requirements of Rule 17g-1 promulgated under Section 17(g) of the 1940 Act, hereby determines that the supplemental payment of $578 resulting from the required action to amend the Fidelity Bond such that its terms are compliant with applicable regulation be paid by the Adviser, is reasonable in form and amount and in the best interests of the Trust, and payment in connection therewith shall be remitted as soon as practicable; and further

RESOLVED, that the officers of the Trust be, and each hereby is, authorized and directed to execute any such documents, to make any such payments and to take any such actions, in the name of the Trust and on its behalf, as may be necessary or appropriate to carry out the intents and purposes of the foregoing resolutions, the execution and delivery of such documents or taking of such actions to be conclusive evidence of the Board's approval

IN WITNESS WHEREOF, I have hereunto set my hand this 28th day of November 2022.


/s/ Carly Arison_____     Carly Arison
President, Syntax ETF Trust

Syntax ETF Trust
One Liberty Plaza, 6th Floor
New York, NY 10022

November 28, 2022

**<u>VIA EDGAR</u>**
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:    Office of Filings, Information & Consumer Service

Re:    Syntax ETF Trust ("the Trust")
       File Nos.: 333-215607 and 811-23227
       Fidelity Bond Filing Pursuant to Rule 17g-1

Dear Sir/Madam:

Pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please be advised that Trust has paid an additional premium of $578 for a fidelity bond coverage.

The following resolutions were adopted by the Board of Trustees on November 28, 2022.

RESOLVED, that the Board, and separately a majority of the Independent Trustees, in accordance with the requirements of Rule 17g-1 promulgated under Section 17(g) of the 1940 Act, hereby determines that the supplemental payment of $578 resulting from the required action to amend the Fidelity Bond such that its terms are compliant with applicable regulation be paid by the Adviser, is reasonable in form and amount and in the best interests of the Trust, and payment in connection therewith shall be remitted as soon as practicable; and further

RESOLVED, that the officers of the Trust be, and each hereby is, authorized and directed to execute any such documents, to make any such payments and to take any such actions, in the name of the Trust and on its behalf, as may be necessary or appropriate to carry out the intents and purposes of the foregoing resolutions, the execution and delivery of such documents or taking of such actions to be conclusive evidence of the Board's approval

Any comments or questions with respect to this filing should be directed to my attention at (212) 880-0230.

Very truly yours,

_____/s/ Carly Arison_____
By:  Carly Arison
Title: President, Syntax ETF Trust